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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                               Jabil Circuit, Inc.
--------------------------------------------------------------------------------

                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   466313-10-3
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 5 Pages

CUSIP NO. 466313-10-3                    13G                 PAGE 2 OF 5 PAGES


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Morean, William D.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
            N/A                                                          (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                       5      SOLE VOTING POWER

         NUMBER OF            6,880,500
           SHARES   ------------------------------------------------------------
        BENEFICIALLY   6      SHARED VOTING POWER
          OWNED BY
            EACH              6,688,000
         REPORTING  ------------------------------------------------------------
        PERSON WITH    7      SOLE DISPOSITIVE POWER

                              6,880,500
                    ------------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                              6,688,000
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            13,568,500
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            36.6%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT



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CUSIP No. 466313-10-3                                          Page 3 of 5 Pages


ITEM 1.

         (a)      NAME OF ISSUER: Jabil Circuit, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  10800 Roosevelt Blvd., St. Petersburg, FL 33716

ITEM 2.

         (a)      NAME OF PERSON FILING: Morean, William D. ("Reporting Person")


         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  10800 Roosevelt Blvd., St. Petersburg, FL 33716

         (c)      CITIZENSHIP:  United States of America

         (d)      TITLE OF CLASS OF SECURITIES:  Common Stock

         (e)      CUSIP NUMBER: 466313-10-3

ITEM 3.           Not Applicable

ITEM 4.

         (a)      AMOUNT BENEFICIALLY OWNED:  13,568,500

         (b)      PERCENT OF CLASS:  36.6%

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


                  (i) Sole power to vote or to direct the vote:  6,880,500
                 (ii) Shared power to vote or to direct the vote:  6,688,000
                (iii) Sole power to dispose or direct the disposition
                      of: 6,880,500
                 (iv) Shared power to dispose or direct the disposition of:
                      6,688,000





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CUSIP No. 466313-10-3                                          Page 4 of 5 Pages


ITEM 5.  Not Applicable

ITEM 6. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         The Reporting Person is a co-trustee of the William E. Morean Residual Trust and has shared voting and dispositive power over the shares held by such Trust as a member of the Management Committee created by the Trust.

         The Reporting Person is a director of Eagle's Wing Foundation, a private charitable foundation, and the Reporting Person may be deemed to have shared voting and dispositive power over the shares held by such Foundation.

         The Reporting Person has sole voting and dispositive power over the shares held by Cheyenne Holdings Limited Partnership, a Nevada Limited Partnership.

ITEM 7.  Not Applicable

ITEM 8.  Not Applicable

ITEM 9.  Not Applicable

ITEM 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 466313-10-3                                          Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 16, 1998


/s/ William D. Morean
-----------------------------------
William D. Morean